Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532


                                 March 12, 2012


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Guggenheim Defined Portfolios, Series 877
        File No. 333-179198

Ladies/Gentlemen:

     The undersigned, Guggenheim Defined Portfolios, Series 877 (the "Trust"), by Guggenheim Funds Distributors, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on March 15, 2012 or as soon thereafter as possible.

                                       Very truly yours,

                                       Guggenheim Defined Portfolios, Series 877

                                       By: Guggenheim Funds Distributors, LLC


                                       By: /S/ Kevin Robinson
                                           Kevin Robinson
                                       Senior Managing Director, General Counsel
                                       and Secretary